Exhibit 99.6

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

WNS (HOLDINGS) LIMITED

September 21, 2023

Please sign, date and mail

your proxy card in the

envelope provided so that

your vote is received on or

before 1:00 p.m. EST on September 11, 2023.

¯   Please detach along perforated line and mail in the envelope provided.  ¯

∎ 00033333330300000000 1	092123

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL THE PROPOSALS.

RESOLUTIONS PRESENTED FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON SEPTEMBER 21, 2023.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

	FOR	AGAINST	ABSTAIN
1. Adoption of the audited annual accounts of the Company for the financial year ended March 31, 2023, together with the auditors’ report;	☐	☐	☐

2. Re-appointment of Grant Thornton Bharat LLP as the auditors of the Company;	☐	☐	☐

3. Approval of auditors’ remuneration for the financial year ending March 31, 2024;	☐	☐	☐

4. Re-election of Class II Director, Mr. Keshav Murugesh;	☐	☐	☐

5. Re-election of Class II Director, Ms. Diane de Saint Victor;	☐	☐	☐

6. Re-election of Class II Director, Mr. Keith Haviland;	☐	☐	☐

7. Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024; and	☐	☐	☐

8.  To authorize the purchase of 3.3 million ADSs, effective from October 1, 2023 to March 31, 2027 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased.

	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

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Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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